MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JANUARY 31, 2008
PREPARED AS OF MARCH 28, 2008

Introduction

The following sets out the Management’s Discussion and Analysis ("MD&A") of the financial position and results of operations for the fiscal quarter ended January 31, 2008 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the fiscal period ending January 31, 2008, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward- looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward- looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward- looking statements.

This MD&A contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward- looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nature of the business activity that it is involved with which is affected by numerous factors beyond the Company’s control; the existence of present and possible future government regulation; the significant and increasing competition that exists in the Company’s business sector, unc ertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward- looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2008

PREPARED AS OF MARCH 28, 2008

I.	Highlights in the Quarter Ended January 31, 2008
II.	Key Business Relationships
III.	Board and Committee meetings/Management
IV.	Going Concern
V.	Operating Results and Financial Position
VI.	Quarter Ended January 31, 2008 compared to Quarter Ended January 31, 2007
VII.	Liquidity and Capital Resources
VIII.	Critical Accounting Policies
IX.	Commitments and Contingencies
X.	Disclosure Controls
XI.	Financial Instruments
XII.	Off Balance Sheet Arrangements
XIII.	Transactions with Related Parties
XIV.	Share Capital
XV.	Subsequent Events

Tables
1.	Selected annual and quarterly information from Consolidated Statements of Comprehensive Loss and Deficit
2.	Selected annual and quarterly information from Consolidated Balance Sheets
3.	Summary of financing raised by quarter
4.	Outstanding stock options and common share purchase warrants at January 31, 2008

Unless otherwise indicated, $ amounts reported are stated in U.S. dollars

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2008

PREPARED AS OF MARCH 28, 2008

I.

HIGHLIGHTS IN THE QUARTER ENDED JANUARY 31, 2008

a.

The Company secured additional financing during the quarter in the amount of $389,982 through a series of private placements, and issued a total of 811,959 common shares relating to these private placements. Additionally the Company settled $103,702 of loans due to an arm’s length invetsor through the issuance of 192,041 common shares. Finally, the Company secured a $200,000 30-day bridge loan in January 2008, from an arm’s length investor, which loan was repaid in February 2008.

Subsequent to January 31, 2008 the Company has secured additional financing in the amount of $1,817,751as outlined in Section XV – Subsequent Events.

b.

The Company announced a series of milestones and accomplishments with respect to the development of its technology during the quarter:

i.

The successful patenting and processing of its magnetic yoke design in cooperation with its fabrication supplier, Global Communication Semiconductor ("GCS").

ii.

Discussions commenced with a major military- focused company that provides GaAs space-based platforms, pertaining to potential applications for the Company’s MRAM architecture.

iii.

Positive test results were reported in November 2007 from the GCS foundry with respect to the Company’s Hall Cross sensor device and, as a result, the Company authorized the foundry to accelerate efforts on cell manufacturing with defined target array sizes.

iv.

The filing of two new patent applications relating to magnetic sensors and memory devices.

v.

The successful manufacture of foundry grade fully functioning MRAM cells.

vi.

The contracting with our engineering consultants, Strategic Solutions Inc. ("SSI") to begin a Reticle Design and Test Plan for a 64 bit MRAM Cell so as to allow for third party testing and validation; the target for completion of this work is during the second quarter of 2008.

c.

We announced several changes to the management team during the quarter:

i.

The appointment of Steven Van Fleet as Head of Project Development to oversee the completion of the foundry work and the discussions with potential strategic partners.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JANUARY 31, 2008

PREPARED AS OF MARCH 28, 2008

ii.

The termination of the employment agreement previously signed with Dr. Cynthia Kuper on a without cause basis with the required four months notice period as stipulated in the employment agreement (refer to Section XV – Subsequent Events).

Subsequent to January 31, 2008 we announced that Mr. Henry Dreifus, founder and managing director of Dreifus Associated Limited, has joined our Board of Directors. Mr. Dreifus is an experienced and highly credentialed consultant in the high technology sector.

These developments during the quarter ending January 31, 2008 built on the initiatives which were undertaken during the fiscal year ending October 31, 2007 as reported in our MD&A report for the year then ended and filed as of February 28, 2008. The highlights noted in that report are summarized again as below:

a.

We extended the working relationship with SSI which begin in 2006, framed in a contract through mid-2008.

b.

We formed a Technical Advisory Committee in July 2007. The committee members include two of the Company’s outside directors, Mr. Larry Blue (as Chair) and Mr. Steven Van Fleet and Henry Dreifus who was initially engaged as an independent outside consultant.

c.

We continued our research efforts at the University of Toronto under the direction and supervision of Dr. Harry Ruda.

d.

We hired California-based GCS to begin our foundry testing in September 2007.

e.

We raised $1.46 million of equity financing and a $505,000 bridge loan during fiscal 2007. We also noted that the Company terminated by year-end a best efforts financing initiative undertaken with a European-based group in mid-2007 which initiative proved unsuccessful.

f.

We entered into ten separate non-disclosure agreements by early 2007 with vertically integrated multinational corporations.

II.

KEY BUSINESS RELATIONSHIPS

Our key business/strategic relationships currently include:

a.

Our relationship with GCS as our foundry partner supplier whom we expect to continue working with through the balance of calendar 2008.

b.

Our relationship with SSI as our design and engineering consultants whom we expect to continue working with through the balance of calendar 2008.

c.

The University of Toronto and Dr. Harry Ruda who continue to perform specific research projects at the Company’s request.

d.

The Company maintains its intellectual property filings on an up-to-date basis through its association with Morgan Lewis LLP, a large U.S.-based law firm with significant expertise in intellectual property.

III.

BOARD AND COMMITTEE MEETINGS

Our Board of Directors met informally during the quarter and we had our regular Board meeting in late February 2008.

The Company’s Audit Committee consists of three independent directors and supervises all of the Company’s quarterly and annual filings. It also has the responsibility for developing and overseeing governance-related matters – disclosure policies, insider trading policies and whistle blower policies. Our Audit Committee met in December as part of the year-end audit preparation and met again in late February to approve the year-end statements and related statutory filings.

The Company continues to be fully compliant with the regulatory agencies to whom it reports. In 2007 the Company has not received any correspondence or inquiries from these agencies with respect to any of its filings.

Our Technical Advisory Committee met formally in November 2007 and again in February 2008 and also held ongoing informal discussions throughout the quarter.

At January 31, 2008:

a.

Our Board of Directors consists of Salvatore Fuda, Chairman; Joseph Fuda,

President. David Sharpless, Chair of Audit Committee, Steven Van Fleet, Head of Project Development and our outside directors, Messrs Larry Blue, Chair of our Technical Advisory Committee, Oliver Nepomuceno and Andrew Brandt. The director’s biographies have most recently been updated as part of our 20F filings as of March 3, 2008 and are available on SEDAR.

b.

Our management team includes, Joseph Fuda, President, Dan Amadori, Chief

Financia l Officer; Jason Baun, Chief Information Officer. We have a four person staff. The Company recovers a portion of the staff costs from associated companies which operate from the same office premises as the Company. All research development and other technical initiatives are outsourced, as above.

On November 18, 2008, the Company in accordance with the terms of the employment agreement previously executed, served Dr. Cynthia Kuper with four months notice of termination of her employment agreement. Dr. Kuper served as a consultant to the Company in 2004 and was appointed as Chief Technology Officer ("CTO") in January 2005 for an initial two- year term. The contract was extended before the end of the original term on the same terms, conditions and cancellation provisions.

In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations which it believes to be malicious and frivolous. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for Monday, April 21, 2008.

IV.

GOING CONCERN

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technology. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is independent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

V.

OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2003-2007 and for the quarterly information through January 31, 2008. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2003-2007 and the quarterly information through January 31, 2008.

Financial Position:

The Company reports a working capital deficiency of $1,728,948 at January 31, 2008 (2007: $506,689). Included in accounts payable and accrued liabilities at January 31, 2008 and 2007 is an accrual of $289,000 due to a previous contractor which amount is disputed by the Company and has been reflected on the books but unpaid for the past five years.

The cash loss from operations was approximately $745,000 in the quarter (2007: approximately $368,000); this was financed by equity raised during the quarter of $389,983 (2007: $300,000) and through the utilization of trade credit.

The components of the equity raised during the quarter were:

	2008	2007
Private placement financings	$389,983	$-
Exercise of stock options	-	300,000
	$389,983	$300,000

In addition the Company settled an arm’s length term loan in the amount of $103,702 during the quarter through the issuance of common shares (2007: nil); it also secured a bridge loan in the amount of $200,000 from an arm’s length investor during the quarter (2007: nil) which it repaid in February 2008.

Subsequent to January 31, 2008:

(a)

The Company has secured additional equity financing as follows:

Exercise of stock options:
-	Officer (100,000 options)	$72,000
-	Director (620,000 options)	403,000

Private placement financings:		1,342,751
		$1,817,751

(b)

The Company settled a $30,000 term loan from a director through the issuance of 53,572 common shares.

At January 31, 2008 the Company reported 10,325,000 stock options outstanding which expire at various points in time over the next five years if unexercised. If all of these options were exercised, the Company would realize approximately $7.4 million of subscription proceeds (as noted above, a total of 720,000 of these options were exercised subsequent to January 31, 2008 and the Company realized proceeds of $475,000).

At January 31, 2008 the Company reports the following common share purchase warrants as outstanding:

Source:	Number	Exercise Price	Proceeds if	Expiry
			Exercised	Date

2004-2005 unit private placements	3,421,328	$0.40	1,368,531	June 2008

2005 financial advisory services agreement	800,000	0.40	320,000	June 2008

2007 Bridge Loan	250,000	0.50	125,000	September 2008

2008 Bridge Loan	100,000	0.60	60,000	January 2009
	4,571,328	(ave) $0.41	1,873,531

Subsequent to January 31, 2008 the arm’s length investor who provided the 2007 bridge loan exercised the 250,000 warrants and the Company realized $125,000 of proceeds.

VI.

QUARTER ENDED JANUARY 31, 2008 COMPARED TO QUARTER ENDED JANUARY 31, 2007:

The Company remains in pre-revenue mode. It reported interest income totaling $1,493 in 2008 (2007: $2,166).

Administration costs were $68,938 for the quarter (2007: $34,471). The significant components included $14,000 of costs relating to shareholder information (2007: $4,000) representing additional trans fer agent expenses and press releases in the quarter; $10,000 of insurance related costs (2007: $4,000) as the Company has secured additional D&O insurance in 2008; $11,000 of exchange losses (2007: $1,000) on payment of $ Canadian denominated expenses in a period of higher $ Canadian exchange rates, general administrative expenses (including office, courier, postage, telephone, internet and rent) of $29,000 (2007: $18,000); the Company incurred more such expenses in 2008 given a higher level of activity.

Professional, management and consulting fees totaled $291,000 in 2008 (2007: $145,000) and this included $66,000 for our CTO (2007: $66,000), $37,500 with respect to our Chairman (2007: nil); $18,000 for our President (2007: $18,000), $18,000 for our CFO (2007: $18,000), $25,000 in legal fees pertaining to our patent filings and the legal services received pertaining to the CTO claims (2007: $35,000 in patent related legal expenses). We incurred approximately $91,000 of fees pertaining to services provided by our Technical Advisory Committee in 2008 (2007: nil) and approximately $8,000 for the services of our Chief Information Officer (2007: $8,000).

Wages and salaries totaled $34,000 in 2008 (2007: $29,000); we have four individuals included in payroll costs in each of 2008 and 2007.

Research and development costs totaled $267,000 (2007: $72,000). We continue to pay $5,000 per month to our chief scientist/researcher at the UofT. In 2008 we incurred additional costs with respect to our engineering consulting firm, SSI ($165,000 versus $48,000 in 2007) and with respect to our foundry partner, GCS ($68,000 versus nil in 2007) as the foundry initiative was launched in September 2007.

Travel and entertainment costs totaled $115,000 in 2008 (2007: $37,000). We incurred approximately $35,000 of travel costs on an overseas trip with respect to a preliminary meeting with a potential strategic partner in 2008 (2007: nil) and we incurred significantly higher travel expenses relating to our Technical Advisory Committee and to SSI with respect to our foundry related initiatives and other potential strategic partner meetings in 2008.

The Company reported a net loss of $720,055 or $0.01 per share in the quarter ending January 31, 2008 (2007: $357,766 or $0.01 per share).

VII.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised in 2006-2007 and for the quarter ending January 31, 2008.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. At January 31, 2008 our working capital deficiency was $1,728,948 (2007: $506,689). We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain financing from new investors and from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 4.

Capital Resources

We have no commitments for capital expenditures as of January 31, 2008.

VIII.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Foreign current translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

?

Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;

?

Other Assets at historical rates;

?

Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and

?

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Stock-based compensation:

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

Research and Development costs:

We are a development stage company. Research and development costs are expensed in the period incurred.

Unit Private Placements :

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private place price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

IX.

COMMITMENTS AND CONTINGENCIES :

a.

Technology development agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.

Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $127,000 per annum.

c.

Legal matters :

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by- laws. We maintain insurance policies that may provide coverage against certain claims.

The Company is in the process of mediation with respect to the emplo yment agreement which it terminated with its CTO in November 2007.

d.

Royalties:

The Company has obligations under the terms of the License Agreement signed with the UofT in June 2005. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.

Contracts :

In January 2005, we entered into an employment agreement with Dr. Cynthia Kuper for her services as our CTO. The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided. The base remuneration stipulated in the employment agreement was $260,000 per year. In September 2006, with an effective date of January 2007, this agreement was extended under the same terms, conditions and cancellation clauses. In November 2007, in accordance with the terms of the agreement the Company served four months notice to terminate this agreement. In February 2008, the Chief Technology Officer filed a claim through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations which it considers malicious and frivolous. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds. At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares tha t we can issue under the agreement is 2 million common shares. Under this contract, the 2007 expense as reported was $309,232 as compared to $133,600 in 2006; in the quarter ending January 31, 2008 we accrued $37,500 of costs associated with this contract (2007: nil).

X.

DISCLOSURE CONTROLS:

Pursuant to Multilateral Instrument 52-109, Certification of Disclosures in Issuer’s Annual and Interim filings, management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they meet required standards.

The Company has few employees and a predictable number of accounting transactions per quarter. The Company undertakes to ensure that all material developments and transactions are identified and reported upon on a timely basis. Specific procedures that have been adopted include:

a.

The Board of Directors meets on a regular basis to monitor all of the business activity of the Company and to review the appropriate disclosure requirements

b.

The Audit Committee meets on a regular basis for the purpose of reviewing all required filings with the regulators and to review the related disclosures.

c.

The senior management team works closely to monitor and to report on the business developments within the Company on a timely basis. This includes the President, the Chief Financial Officer, the Chief Information Officer and the Company’s Controller.

The Company believes that it maintained appropriate information systems, procedures and controls to ensure that information used internally and disclosed internally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof.

XI.

FINANCIAL INSTRUMENTS:

It is management’s opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

XII.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XIII.

TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties. These transactions relate to office salarie s, rent and other expenses.

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($158,800 U.S. funds at October 31, 2007 exchange rates). At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares. The Company determined that the compensation expense in fiscal 2007 was $292,542 Canadian funds ($309,232 U.S. funds at current exchange rates) under this agreement.

The total compensation expense recorded for the quarter ending January 31, 2008 under the terms of the contract was $37,500 (2007: $37,500).

The balance reported as due to the Chairman at January 31, 2008 was $477,802. Subsequent to January 31, a portion of this balance was discharged (Section XV).

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses. For the quarter ending January 31, 2008, the Company charged $52,732 to these related entities for rent, salaries and other expenses incurred (2007: $35,000). At January 31, 2008 the Company reports accounts receivable from such parties totaling $53,036 (2007: $31,992).

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers and directors of the Company. The total compensation reported as paid to such parties during the quarter ended January 31, 2008 was $102,606 (2007: $104,000). The Company reports in accounts payable at January 31, 2008 an amount of $192,000 as due to these parties (2006: $130,000).

XIV.

SHARE CAPITAL:

At January 31, 2008 the Company reports 73,950,067 common shares outstanding (2007: 70,191,299). Additionally the Company has 10,325,000 stock options outstanding with a weighted average exercise price of $.53 (2007: 10,550,000 options outstanding with a weighted average exercise price of $.72) and a total of 4,571,328 outstanding warrants to acquire common shares with a weighted average exercise price of $.41 (2007: 4,848,818 outstanding warrants with a weighted average exercise price of $.53).

XV.

SUBSEQUENT EVENTS:

Since January 31, 2008 the following subsequent events are noted:

a.

The $30,000 bridge loan which the Company secured in September 2007 from a director was settled through the issuance of common shares at a price of $0.56 per share; the Company accordingly issued 53,572 common shares.

b.

An officer exercised 100,000 common stock options at a price of $0.72 per share and the Company realized $72,000 of proceeds.

c.

The 30-day bridge loan of $200,000 secured from an arm’s length investor in January 2008 was repaid.

d.

The Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. In total the Company issued 2,046,936 common shares and realized subscription proceeds of $1,342,751.

e.

The Company issued a total of 695,000 common stock options to outside directors, a new director and to arm’s length consultants at an exercise price of $1.01 per common share. The non-cash compensation expense associated with these options is estimated at $758,000 calculated in accordance with the Black Scholes option-pricing model.

f.

The Company paid the outstanding balance at October 31, 2007 due to the Chairman of $442,132; subsequently the Chairman exercised 620,000 common stock options at an exercise price of $0.65 per share and the Company realized proceeds of $403,000.

g.

The Company served 4 months notice on November 18, 2007 to the CTO with respect to the termination of the previously executed consulting contract. In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

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Table 1

Micromem Technologies Inc Management Discussion and Analysis January 31, 2008

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2007	2586	(2,811,378)	(0.04)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

Quarter ending:

April 30, 2006	-	(333,768)	(0.005)

July 31, 2006	1,025	(530,370)	(0.01)

October 31, 2006	7,686	(2,459,560)	(0.04)

January 31, 2007	2,166	(357,766)	(0.005)

April 30, 2007	420	(524,908)	(0.005)

July 31, 2007	-	(600,100)	(0.01)

October 31, 2007	-	(1,328,604)	(0.02)

January 31, 2008	1,493	(720,055)	(0.01)

Table 2

Micromem Technologies Inc Management Discussion and Analysis January 31, 2008

Selected Balance Sheet Information (all amounts in United States dollars)
Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2007	(1,531,855)	-	-	329,232	(1,531,855)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

Quarter ending:

April 30, 2006	(474,295)	-	-	366,027	(474,295)
July 31, 2006	(114,137)	-	-	598,481	(114,137)
October 31, 2006	(448,923)	-	-	465,440	(448,923)
January 31, 2007	(451,689)	-	-	299,877	(451,689)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
July 31, 2007	(964,838)	-	-	88,331	(964,837)
October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)
January 31, 2008	(1,728,948)	-	-	214,854	(1,728,948)

Table 3

Micromem Technologies Inc Management Discussion and Analysis January 31, 2008 Summary of financing by raised by quarter

	Shares	Price / share		$
Quarter ending:
Arpril 2006:
Exercise of options	1,600,000	0.30		480,000

July 2006
Exercise of options	1,100,000	0.30		330,000
Exercise of warrants	771,850	0.63	(ave)	485,548
Private Placements	150,000	0.50		75,000
	2,021,850			890,548

October 2006
Exercise of options	700,000	0.30		210,000

January 2007
Exercise of options	1,000,000	0.30		300,000

April 2007
Exercise of options	600,000	0.30		180,000
Exercise of warrants	417,500	0.40		167,000
	1,017,500			347,000

July 2007
Exercise of warrants	60,000	0.40		24,000

October 2007
Exercise of options	100,000	0.72		72,000
Private Placements	1,577,368	0.45		716,230
	1,677,368			788,230

January 2008
Private Placements	1,003,900	0.49	(ave)	493,685

Table 4

Micromem Technologies Inc Management Discussion and Analysis January 31, 2008

Outstanding options	Strike price	Expiry date
350,000	0.36	4/15/2012
100,000	0.68	5/2/2008
50,000	0.63	11/15/2009
300,000	0.60	3/22/2010
100,000	0.91	6/17/2009
200,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,100,000	0.72	5/27/2010
300,000	0.72	5/2/2008
4,500,000	0.80	7/13/2011
100,000	0.80	3/24/2008
150,000	0.70	5/31/2008
50,000	0.50	5/31/2012
225,000	0.60	10/31/2012
10,325,000	0.72 (average)

Total proceeds if all options exercised		$7,399,500

Outstanding Warrants

211,317	0.40	6/30/2008
1,028,344	0.40	6/30/2008
870,000	0.40	6/30/2008
1,300,000	0.40	6/30/2008
4,667	0.40	6/30/2008
7,000	0.40	6/30/2008
800,000	0.40	6/30/2008
250,000	0.50	9/27/2009
100,000	0.60	1/15/2009
4,571,328	0.41

Total proceeds if all warrants exercised		$1,873,530